Exhibit 21.1

Name	Ownership Percentage	Jurisdiction of Organization
Rives-Monteiro Engineering, LLC	49%	Alabama
Rives-Monteiro Leasing, LLC	100%	Alabama
T N S, Inc.	100%	Illinois
SDN Systems, LLC	90%	Delaware